03033308

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, September 18, 2003, Series 2003-2XS
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

RECD S.E.C.
SEP 23 2003
1086

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 19, 2003

DEUTSCHE ALT-A SECURITIES, INC.

By:______________________________
Name: Steve Katz
Title: Vice President

By:______________________________
Name: Eric Londa
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Alt-A Securities, Inc.

$[292,799,000] *(Approximate)*

Mortgage Loan Trust
Series 2003-2XS

Deutsche Alt-A Securities, Inc.
(Depositor)

First National Bank of Nevada
Homestar Mortgage Services, LLC
GreenPoint Mortgage Funding, Inc.
(Originators)

Deutsche Bank

September 17, 2003

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 17, 2003

Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2003-2XS
$[292,799,000] *(Approximate)*

Subject to a variance

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
A-1	104,211,000	Fixed	0.90	10/03 – 06/05	24	30/360	9/33	Aaa / AAA
A-2	27,411,000	Fixed	2.00	06/05 – 01/06	24	30/360	9/33	Aaa / AAA
A-3	54,422,000	Fixed	3.00	01/06 – 09/07	24	30/360	9/33	Aaa / AAA
A-4	36,626,000	Fixed	5.00	09/07 – 03/10	24	30/360	9/33	Aaa / AAA
A-5	26,055,000	Fixed	7.93	03/10 – 11/11	24	30/360	9/33	Aaa / AAA
A-6	29,383,000	Fixed	6.33	10/06 – 11/11	24	30/360	9/33	Aaa / AAA
A-IO	36,728,400[2]	PAC IO	0.94[3]	10/03 – 03/06	24	30/360	3/06	Aaa / AAA
M-1	5,877,000	Fixed	5.40	10/06 – 11/11	24	30/360	9/33	Aa2 / AA
M-2	5,877,000	Fixed	5.40	10/06 – 11/11	24	30/360	9/33	A2 / A
M-3	2,937,000	Fixed	5.40	10/06 – 11/11	24	30/360	9/33	Baa2 / BBB
	$292,799,000							

(1) to 10% Optional Termination
(2) Notional Amount
(3) Modified Duration

Pricing Speed	[120]% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)

Transaction Overview

Offered Certificates:

- The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (together, the "Class M Certificates" or the "Mezzanine Certificates"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-IO Certificates will be equal to 4.50%. The pass-through rate on the Class A Certificates (other than the Class A-IO Certificates) and the Mezzanine Certificates will be equal to a fixed rate, subject to the Net WAC Pass-Through Rate

Transaction Overview (Cont.)

Collateral:	☐ As of the Cut-off Date, the mortgage loans will consist of approximately [1,495] fixed-rate, first lien, closed-end, mortgage loans (the "Mortgage Loans"). The aggregate outstanding principal balance of all of the Mortgage Loans is approximately [$293,827,344] as of the Cut-off Date.
Class A Certificates:	☐ Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates
Class M Certificates:	☐ Class M-1, Class M-2 and Class M-3 Certificates
Depositor:	☐ Deutsche Alt-A Securities, Inc. ("DBALT")
Originator:	☐ First National Bank of Nevada ("FNBN") originated approximately [47.01%] of the aggregate principal balance of the Mortgage Loans. ☐ Homestar Mortgage Services, LLC originated approximately [35.74%] of the aggregate principal balance of the Mortgage Loans. ☐ GreenPoint Mortgage Funding, Inc. ("GPT") originated approximately [17.25%] of the aggregate principal balance of the Mortgage Loans.
Master Servicer:	☐ Wells Fargo Bank Minnesota, National Association
Servicers:	☐ GMAC Mortgage Corporation ("GMACM") will service approximately [95.38%] of the aggregate principal balance of the Mortgage Loans. ☐ GPT will service approximately [4.62%] of the aggregate principal balance of the Mortgage Loans.
Trustee:	☐ HSBC Bank USA ("HSBC")
Custodian:	☐ Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	☐ The Murrayhill Company
Underwriter:	☐ Deutsche Bank Securities Inc.
Cut-off Date:	☐ September 1, 2003.
Expected Pricing:	☐ Week of September 15, 2003
Expected Closing Date:	☐ On or about September 30, 2003
Record Date:	☐ The Record Date for the Certificates will be the last business day of the month preceding the related Distribution Date.
Distribution Date:	☐ 25th day of each month (or the next business day if such day is not a business day) commencing in October 2003.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the [10th] day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	With respect to the Class A Certificates and the Class M Certificates, interest will accrue during the prior calendar month preceding the current Distribution Date on a 30/360 basis.
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on the certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to the certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate on the certificates for the most recently ended Interest Accrual Period to the extent permitted by applicable law
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the Servicers is calculated, (iii) the rate at which the fee payable to the Credit Risk Manager is calculated and (iv) the rate at which the premium payable to the PMI providers is calculated. The weighted average Administration Fee Rate is equal to approximately [0.356%] as of the Cut-off Date.

Transaction Overview (Cont.)

Compensating Interest:	□ The Servicers will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefor. □ The Master Servicer will make payments in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the mortgage loans for the related distribution date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefor.
Prepayment interest Shortfalls:	□ Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Realized Losses:	□ Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Expense Adjusted Mortgage Rate:	□ For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Mortgage Insurance Policies:	□ As of the Cut-off Date, approximately [73.22%] of the aggregate principal balance of the Mortgage Loans originated by GPT will be insured by lender paid mortgage insurance policies. As of the Cut-off Date, approximately [60.08%] of the aggregate principal balance of the loans originated by FNBN will be insured by a borrower paid mortgage insurance policy, that provides insurance coverage, subject to certain carveouts, to below 65% of the value of the related mortgaged property. All Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.
Optional Termination:	□ If the total outstanding balance of all the Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, but is not required to do so. If the Master Servicer elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.
Monthly Servicer Advances:	□ The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, only to the extent such amounts are deemed recoverable. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview (Cont.)

Credit Enhancement:

- Excess Interest
- Overcollateralization ("OC")
- Subordination

Allocation of Losses:

- Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:
  1. To the Net Monthly Excess Cashflow;
  2. To the Overcollateralization Amount, until reduced to zero;
  3. To the Class M-3 Certificates, until reduced to zero;
  4. To the Class M-2 Certificates, until reduced to zero and
  5. To the Class M-1 Certificates, until reduced to zero.
- There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.
- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount:

- Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. The Required Overcollateralization Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be approximately 0.35% of the original aggregate principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, the Net Monthly Excess Cashflow, if available, will be applied to first pay principal on the Class A Certificates, other than the Class A-IO Certificates, then principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage:

- For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Transaction Overview (Cont.)

Overcollateralization Increase Amount:
- An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount:
- An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount:
- The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[36,728,400]; from and including the 7th through the 16th Distribution Date $[29,382,700]; from and including the 17th through the 18th Distribution Date $[22,037,100]; from and including the 19th through the 24th Distribution Date $[14,691,400]; from and including the 25th through the 30th Distribution Date $[8,814,800]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date:
- Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage (the "Credit Enhancement Percentage" or "CE%")(calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 10.70%

Credit Enhancement Percentage:
- The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes of Offered Certificates subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(Moody's / S&P)	Initial CE %
A	Aaa / AAA	5.35%
M-1	Aa2 /AA	3.35%
M-2	A2 / A	1.35%
M-3	Baa2 / BBB	0.35%

Net Monthly Excess Cashflow:
- For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution

Date.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate: (A) for the October 2003 Distribution Date through the March 2006 Distribution Date, a per annum rate equal to (1) the weighted average of Expense Adjusted Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Principal Balance of the mortgage loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Net WAC Rate Carryover Amount: If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class A-IO Certificates, and the Mezzanine Certificates is limited to the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class at the applicable pass-through rate over (b) the amount of interest accrued on such classes at the applicable Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the pass-through rate for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount: For any Distribution Date, net of the fees payable to the Master Servicer, the Servicers, the Credit Risk Manager and the PMI providers, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date and (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period.

Class A-6 Lockout Distribution Amount: For any Distribution Date, the product of (A) the Class A-6 Lockout Distribution Percentage for the Distribution Date, (B) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (in each case immediately prior to such Distribution Date) and (C) the Class A Principal Distribution Amount for such Distribution Date.

Transaction Overview (Cont.)

Class A-6 Lockout Distribution Percentage:

- The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
October 2003 to September 2006	0%
October 2006 to September 2008	45%
October 2008 to September 2009	80%
October 2009 to September 2010	100%
October 2010 and thereafter	300%

Class A Principal Distribution Amount:

- Prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Class A Certificates, other than the Class A-IO Certificates, will receive the principal collected on the Mortgage Loans plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any, until the Certificate Principal Balance of the Class A Certificates have been reduced to zero.
- On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.00% and (B) the Required Overcollateralization Percentage.
- The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;
2. To the Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates, sequentially, until the certificate principal balance thereof is reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

- On and after the Stepdown Date (if no Trigger Event exists), the Mezzanine Certificates will be entitled to payments of principal in the following amounts and order of priority:
  1. To the Class M-1 Certificates, for any applicable Distribution Date, an amount (the "Class M-1 Principal Distribution Amount") equal to the excess (if any) of (x) the Certificate Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.00% and (B) the Required Overcollateralization Percentage.
  2. To the Class M-2 Certificates, for any applicable Distribution Date, an amount (the "Class M-2 Principal Distribution Amount") equal to the excess (if any) of (x) the Certificate Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date), (2) the Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.00% and (B) the Required Overcollateralization Percentage.
  3. To the Class M-3 Certificates, for any applicable Distribution Date, an amount (the "Class M-3 Principal Distribution Amount") equal to the excess (if any) of (x) the Certificate Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date), (2) the Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the Certificate Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Required Overcollateralization Percentage.
- If a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been

reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the pass-through rates on the Class A-5, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by [0.50%] per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 60% of the Credit Enhancement Percentage of the Class A Certificates.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2006 to September 2007	0.90%
October 2007 to September 2008	1.15%
October 2008 to September 2009	1.45%
October 2009 to September 2010	1.65%
October 2010 and thereafter	1.85%

Transaction Overview (Cont.)

Payment Priority:

- On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date and then to pay interest excluding any Interest Carry Forward Amount from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Class A Principal Distribution Amount".
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described in "Class M Principal Distribution Amount".
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
7. To pay any remaining amount to the non-offered subordinate certificates in accordance with the Pooling and Servicing Agreement.

ERISA:

- All of the Offered Certificates are expected to be ERISA-eligible.

SMMEA Eligibility:

- The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Taxation – REMIC:

- One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration:

- Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

- $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		50PPC	100PPC	120PPC	150PPC	200PPC
A-1	Yield (@ par)	1.839	1.785	1.764	1.734	1.686
	Avg Life (years)	1.91	1.05	0.90	0.74	0.58
	Modified Duration (years)	1.85	1.03	0.88	0.73	0.57
	First Payment Date	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03
	Last Payment Date	Aug-07	Oct-05	Jun-05	Feb-05	Oct-04
	Window (months)	47	25	21	17	13
A-2	Yield (@ par)	2.892	2.852	2.836	2.813	2.772
	Avg Life (years)	4.62	2.38	2.00	1.61	1.21
	Modified Duration (years)	4.26	2.27	1.92	1.55	1.17
	First Payment Date	Aug-07	Oct-05	Jun-05	Feb-05	Oct-04
	Last Payment Date	Feb-09	Jun-06	Jan-06	Jul-05	Feb-05
	Window (months)	19	9	8	6	5
A-3	Yield (@ par)	3.641	3.606	3.591	3.568	3.530
	Avg Life (years)	7.84	3.66	3.00	2.34	1.73
	Modified Duration (years)	6.66	3.36	2.79	2.21	1.65
	First Payment Date	Feb-09	Jun-06	Jan-06	Jul-05	Feb-05
	Last Payment Date	Oct-14	Jul-08	Sep-07	Aug-06	Nov-05
	Window (months)	69	26	21	14	10
A-4	Yield (@ par)	5.119	5.091	5.076	5.053	5.007
	Avg Life (years)	13.80	6.47	5.00	3.76	2.51
	Modified Duration (years)	9.65	5.36	4.30	3.34	2.30
	First Payment Date	Oct-14	Jul-08	Sep-07	Aug-06	Nov-05
	Last Payment Date	Sep-20	Jan-13	Mar-10	Jun-08	Aug-06
	Window (months)	72	55	31	23	10
A-5	Yield (@ par)	5.936	5.918	5.909	5.892	5.856
	Avg Life (years)	17.23	9.72	7.93	5.86	3.87
	Modified Duration (years)	10.55	7.20	6.16	4.82	3.36
	First Payment Date	Sep-20	Jan-13	Mar-10	Jun-08	Aug-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	4	6	21	21	22
A-6	Yield (@ par)	4.971	4.962	4.959	4.952	4.937
	Avg Life (years)	8.21	6.73	6.33	5.57	4.45
	Modified Duration (years)	6.48	5.54	5.27	4.74	3.90
	First Payment Date	Oct-06	Oct-06	Oct-06	Nov-06	Jan-07
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	171	81	62	40	17
M-1	Yield (@ par)	5.701	5.674	5.663	5.647	5.630
	Avg Life (years)	11.79	6.44	5.40	4.42	3.65
	Modified Duration (years)	8.17	5.16	4.46	3.77	3.20
	First Payment Date	Sep-09	Nov-06	Oct-06	Oct-06	Nov-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	136	80	62	41	19
M-2	Yield (@ par)	5.924	5.896	5.884	5.868	5.848
	Avg Life (years)	11.79	6.44	5.40	4.40	3.58
	Modified Duration (years)	8.07	5.12	4.43	3.73	3.14
	First Payment Date	Sep-09	Nov-06	Oct-06	Oct-06	Oct-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	136	80	62	41	20
M-3	Yield (@ par)	5.924	5.896	5.884	5.868	5.847
	Avg Life (years)	11.79	6.44	5.40	4.40	3.55
	Modified Duration (years)	8.07	5.12	4.43	3.73	3.11
	First Payment Date	Sep-09	Nov-06	Oct-06	Oct-06	Oct-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	136	80	62	41	20

Sensitivity Table
To Maturity

		50PPC	100PPC	120PPC	150PPC	200PPC
A-1	Yield (@ par)	1.839	1.785	1.764	1.734	1.686
	Avg Life (years)	1.91	1.05	0.90	0.74	0.58
	Modified Duration (years)	1.85	1.03	0.88	0.73	0.57
	First Payment Date	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03
	Last Payment Date	Aug-07	Oct-05	Jun-05	Feb-05	Oct-04
	Window (months)	47	25	21	17	13
A-2	Yield (@ par)	2.892	2.852	2.836	2.813	2.772
	Avg Life (years)	4.62	2.38	2.00	1.61	1.21
	Modified Duration (years)	4.26	2.27	1.92	1.55	1.17
	First Payment Date	Aug-07	Oct-05	Jun-05	Feb-05	Oct-04
	Last Payment Date	Feb-09	Jun-06	Jan-06	Jul-05	Feb-05
	Window (months)	19	9	8	6	5
A-3	Yield (@ par)	3.641	3.606	3.591	3.568	3.530
	Avg Life (years)	7.84	3.66	3.00	2.34	1.73
	Modified Duration (years)	6.66	3.36	2.79	2.21	1.65
	First Payment Date	Feb-09	Jun-06	Jan-06	Jul-05	Feb-05
	Last Payment Date	Oct-14	Jul-08	Sep-07	Aug-06	Nov-05
	Window (months)	69	26	21	14	10
A-4	Yield (@ par)	5.119	5.091	5.076	5.053	5.007
	Avg Life (years)	13.80	6.47	5.00	3.76	2.51
	Modified Duration (years)	9.65	5.36	4.30	3.34	2.30
	First Payment Date	Oct-14	Jul-08	Sep-07	Aug-06	Nov-05
	Last Payment Date	Sep-20	Jan-13	Mar-10	Jun-08	Aug-06
	Window (months)	72	55	31	23	10
A-5	Yield (@ par)	5.936	5.918	5.909	5.892	5.856
	Avg Life (years)	17.23	9.72	7.93	5.86	3.87
	Modified Duration (years)	10.55	7.20	6.16	4.82	3.36
	First Payment Date	Sep-20	Jan-13	Mar-10	Jun-08	Aug-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	4	6	21	21	22
A-6	Yield (@ par)	4.971	4.962	4.959	4.952	4.937
	Avg Life (years)	8.21	6.73	6.33	5.57	4.45
	Modified Duration (years)	6.48	5.54	5.27	4.74	3.90
	First Payment Date	Oct-06	Oct-06	Oct-06	Nov-06	Jan-07
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	171	81	62	40	17
M-1	Yield (@ par)	5.701	5.674	5.663	5.647	5.630
	Avg Life (years)	11.79	6.44	5.40	4.42	3.65
	Modified Duration (years)	8.17	5.16	4.46	3.77	3.20
	First Payment Date	Sep-09	Nov-06	Oct-06	Oct-06	Nov-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	136	80	62	41	19
M-2	Yield (@ par)	5.924	5.896	5.884	5.868	5.848
	Avg Life (years)	11.79	6.44	5.40	4.40	3.58
	Modified Duration (years)	8.07	5.12	4.43	3.73	3.14
	First Payment Date	Sep-09	Nov-06	Oct-06	Oct-06	Oct-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	136	80	62	41	20
M-3	Yield (@ par)	5.924	5.896	5.884	5.868	5.847
	Avg Life (years)	11.79	6.44	5.40	4.40	3.55
	Modified Duration (years)	8.07	5.12	4.43	3.73	3.11
	First Payment Date	Sep-09	Nov-06	Oct-06	Oct-06	Oct-06
	Last Payment Date	Dec-20	Jun-13	Nov-11	Feb-10	May-08
	Window (months)	136	80	62	41	20

Class A-IO Yield Table (To 10% Call)

Price		60CPR	61CPR	62CPR	63CPR	64CPR
6.542477	Yield	3.5000	2.2042	2.2042	0.8533	-0.5533

Net WAC Schedule (To 10% Call)

Period	Date	Net WAC Pass Through Rate
1	10/25/2003	6.039
2	11/25/2003	6.032
3	12/25/2003	6.024
4	1/25/2004	6.016
5	2/25/2004	6.006
6	3/25/2004	5.995
7	4/25/2004	6.107
8	5/25/2004	6.097
9	6/25/2004	6.085
10	7/25/2004	6.073
11	8/25/2004	6.060
12	9/25/2004	6.047
13	10/25/2004	6.034
14	11/25/2004	6.020
15	12/25/2004	6.006
16	1/25/2005	5.992
17	2/25/2005	6.134
18	3/25/2005	6.123
19	4/25/2005	6.275
20	5/25/2005	6.267
21	6/25/2005	6.259
22	7/25/2005	6.251
23	8/25/2005	6.243
24	9/25/2005	6.234
25	10/25/2005	6.377
26	11/25/2005	6.372
27	12/25/2005	6.366
28	1/25/2006	6.361
29	2/25/2006	6.355
30	3/25/2006	6.349
31	4/25/2006	6.605
32	5/25/2006	6.606
33	6/25/2006	6.606
34	7/25/2006	6.606
35	8/25/2006	6.606
36	9/25/2006	6.606
37	10/25/2006	6.607
38	11/25/2006	6.607
39	12/25/2006	6.607
40	1/25/2007	6.607
41	2/25/2007	6.607
42	3/25/2007	6.607
43	4/25/2007	6.608
44	5/25/2007	6.608
45	6/25/2007	6.608
46	7/25/2007	6.608
47	8/25/2007	6.608
48	9/25/2007	6.609
49	10/25/2007	6.609
50	11/25/2007	6.609
51	12/25/2007	6.609
52	1/25/2008	6.609
53	2/25/2008	6.610
54	3/25/2008	6.610
55	4/25/2008	6.610
56	5/25/2008	6.610
57	6/25/2008	6.610
58	7/25/2008	6.611
59	8/25/2008	6.611
60	9/25/2008	6.611
61	10/25/2008	6.611
62	11/25/2008	6.611
63	12/25/2008	6.612
64	1/25/2009	6.612
65	2/25/2009	6.612
66	3/25/2009	6.612
67	4/25/2009	6.612
68	5/25/2009	6.613
69	6/25/2009	6.613
70	7/25/2009	6.613
71	8/25/2009	6.613
72	9/25/2009	6.614
73	10/25/2009	6.614
74	11/25/2009	6.614
75	12/25/2009	6.614
76	1/25/2010	6.614
77	2/25/2010	6.615
78	3/25/2010	6.615
79	4/25/2010	6.615
80	5/25/2010	6.615
81	6/25/2010	6.616
82	7/25/2010	6.616
83	8/25/2010	6.616
84	9/25/2010	6.616
85	10/25/2010	6.617
86	11/25/2010	6.617
87	12/25/2010	6.617
88	1/25/2011	6.617
89	2/25/2011	6.618
90	3/25/2011	6.618
91	4/25/2011	6.618
92	5/25/2011	6.618
93	6/25/2011	6.619
94	7/25/2011	6.619
95	8/25/2011	6.619
96	9/25/2011	6.619
97	10/25/2011	6.620
98	11/25/2011	6.620

* at 120% PPC

DESCRIPTION OF THE COLLATERAL

SUMMARY

Number of Mortgage Loans:	1,495	First Liens:	100.00%
Aggregate Principal Balance:	$293,827,344		
Conforming Principal Balance:	$206,691,603	Non-Balloon Loans:	95.64%
Average Principal Balance:	$196,540	W.A. FICO Score:	681
Range:	$32,305 - $997,756		
		Property Type:	
W.A. Coupon:	6.957%	Single Family:	58%
Range:	4.250% - 9.375%	PUD:	23%
		2-4 Family:	14%
W.A. Remaining Term (months):	338 months	Condo:	4%
Range:	168 – 359 months		
		Occupancy Status:	
W.A. Seasoning: (months)	3 months	Primary:	92%
Latest Maturity Date:	August 1, 2033	Investment:	7%
		Second Home:	1%
State Concentration (>5%):			
California:	25%	Documentation Status:	
Florida	14%	Full/Alt:	7%
New York	8%	Stated Income:	43%
Arizona	7%	No Documentation	51%
New Jersey	6%		
Georgia	5%	W.A. Prepayment Penalty – Term:	40 months
		Loans with Prepay Penalties:	65.22%
W.A. Original LTV:	81.83%		
Range:	16.48% - 100.00%	Loans with Mortgage Insurance:	52.92%
		Loans with Lender Paid MI:	12.63%
W.A. Effective LTV:	68.38%		
Range:	16.48% - 80.00%		

DESCRIPTION OF THE COLLATERAL

Mortgage Loan Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
First National Bank of Nevada	730	$138,121,739	47.01%
Homestar Mortgage Services, LLC	509	105,006,710	35.74
GreenPoint Mortgage Services, Inc.	256	50,698,895	17.25
Total:	**1,495**	**$293,827,344**	**100.00%**

Product Type of the Mortgage Loans

Product Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	105	$16,315,449	5.55%
Fixed - 20 Year	3	521,425	0.18
Fixed - 25 Year	2	295,462	0.10
Fixed - 30 Year	1,293	257,229,877	87.54
Balloon - 15/30	68	12,816,468	4.36
Fixed - 30 Year - IO	24	6,648,664	2.26
Total:	**1,495**	**$293,827,344**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	28	$1,191,550	0.40%
50,000.01 - 100,000.00	297	23,332,613	7.91
100,000.01 - 150,000.00	410	51,392,652	17.42
150,000.01 - 200,000.00	266	45,746,727	15.51
200,000.01 - 250,000.00	146	32,974,980	11.18
250,000.01 - 300,000.00	126	34,566,318	11.72
300,000.01 - 350,000.00	57	18,486,595	6.27
350,000.01 - 400,000.00	48	17,998,525	6.10
400,000.01 - 450,000.00	23	9,795,493	3.32
450,000.01 - 500,000.00	27	12,968,700	4.40
500,000.01 - 550,000.00	12	6,377,400	2.16
550,000.01 - 600,000.00	11	6,445,350	2.19
600,000.01 - 650,000.00	15	9,506,050	3.22
650,000.01 - 700,000.00	6	4,094,400	1.39
700,000.01 - 750,000.00	3	2,162,000	0.73
750,000.01 - 800,000.00	5	3,862,000	1.31
800,000.01 - 850,000.00	3	2,497,500	0.85
850,000.01 - 900,000.00	3	2,636,000	0.89
950,000.01 - 1,000,000.00	9	8,905,850	3.02

Total:	**1,495**	**$294,940,703**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	30	$1,269,203	0.43%
50,000.01 - 100,000.00	295	23,107,594	7.86
100,000.01 - 150,000.00	417	52,223,653	17.77
150,000.01 - 200,000.00	260	44,739,452	15.23
200,000.01 - 250,000.00	148	33,421,321	11.37
250,000.01 - 300,000.00	123	33,705,999	11.47
300,000.01 - 350,000.00	57	18,427,663	6.27
350,000.01 - 400,000.00	48	17,943,877	6.11
400,000.01 - 450,000.00	24	10,216,213	3.48
450,000.01 - 500,000.00	26	12,484,656	4.25
500,000.01 - 550,000.00	12	6,342,113	2.16
550,000.01 - 600,000.00	11	6,426,372	2.19
600,000.01 - 650,000.00	15	9,447,807	3.22
650,000.01 - 700,000.00	6	4,082,371	1.39
700,000.01 - 750,000.00	3	2,158,101	0.73
750,000.01 - 800,000.00	5	3,844,979	1.31
800,000.01 - 850,000.00	3	2,481,246	0.84
850,000.01 - 900,000.00	3	2,627,819	0.89
950,000.01 - 1,000,000.00	9	8,876,905	3.02
Total:	**1,495**	**$293,827,344**	**100.00%**

Original Loan-to-Value Ratio

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	41	$7,340,022	2.50%
50.01 - 55.00	16	4,324,554	1.47
55.01 - 60.00	24	4,545,135	1.55
60.01 - 65.00	30	6,968,662	2.37
65.01 - 70.00	123	30,563,821	10.40
70.01 - 75.00	90	21,134,617	7.19
75.01 - 80.00	397	86,433,845	29.42
80.01 - 85.00	54	9,066,133	3.09
85.01 - 90.00	227	41,220,966	14.03
90.01 - 95.00	486	80,943,996	27.55
95.01 - 100.00	7	1,285,593	0.44
Total:	**1,495**	**$293,827,344**	**100.00%**

Effective Loan-to-Value Ratio

Effective Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	41	$7,340,022	2.50%
50.01 - 55.00	17	4,973,023	1.69
55.01 - 60.00	38	6,163,104	2.10
60.01 - 65.00	506	94,121,050	32.03
65.01 - 70.00	403	73,524,012	25.02
70.01 - 75.00	140	31,749,241	10.81
75.01 - 80.00	350	75,956,891	25.85
Total:	**1,495**	**$293,827,344**	**100.00%**

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$257,926	0.09%
4.500 - 4.999	6	1,559,990	0.53
5.000 - 5.499	19	6,107,111	2.08
5.500 - 5.999	100	26,821,517	9.13
6.000 - 6.499	178	44,889,185	15.28
6.500 - 6.999	313	60,815,444	20.70
7.000 - 7.499	344	59,488,306	20.25
7.500 - 7.999	368	67,729,148	23.05
8.000 - 8.499	127	20,097,077	6.84
8.500 - 8.999	34	4,917,465	1.67
9.000 - 9.499	5	1,144,175	0.39
Total:	**1,495**	**$293,827,344**	**100.00%**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	7	$994,428	0.34%
575 - 599	3	348,705	0.12
600 - 624	75	15,121,969	5.15
625 - 649	331	63,323,009	21.55
650 - 674	374	69,656,028	23.71
675 - 699	280	56,134,984	19.10
700 - 724	190	38,219,924	13.01
725 - 749	127	24,985,029	8.50
750 - 774	69	15,591,293	5.31
775 - 799	33	8,575,925	2.92
800 >=	6	876,050	0.30

Total:	1,495	$293,827,344	100.00%

DESCRIPTION OF THE COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	226	$74,066,711	25.21%
Florida	292	41,408,237	14.09
New York	90	22,481,386	7.65
Arizona	95	20,304,041	6.91
New Jersey	69	17,487,262	5.95
Georgia	99	15,380,430	5.23
Illinois	68	12,582,868	4.28
Massachusetts	38	10,616,911	3.61
Nevada	47	9,400,232	3.20
Texas	66	8,371,149	2.85
Maryland	34	6,271,832	2.13
Virginia	32	6,192,570	2.11
Colorado	32	5,560,293	1.89
Connecticut	25	5,521,962	1.88
Tennessee	36	3,948,914	1.34
Washington	15	3,526,444	1.20
Michigan	28	3,354,357	1.14
North Carolina	20	3,000,596	1.02
South Carolina	24	2,980,875	1.01
Ohio	26	2,703,865	0.92
District of Columbia	13	2,364,498	0.80
Pennsylvania	20	2,095,489	0.71
New Hampshire	7	1,856,017	0.63
Minnesota	10	1,829,930	0.62
Rhode Island	11	1,566,798	0.53
Utah	7	1,318,895	0.45
Indiana	11	1,244,638	0.42
Delaware	3	795,702	0.27
Louisiana	6	760,419	0.26
Oregon	6	670,418	0.23
Kansas	5	601,998	0.20
Idaho	2	587,674	0.20
Kentucky	6	540,449	0.18
Missouri	5	498,789	0.17
Nebraska	4	390,308	0.13
New Mexico	3	332,059	0.11
Iowa	3	311,142	0.11
Alabama	5	272,568	0.09
Mississippi	2	226,299	0.08
Oklahoma	2	213,968	0.07
Montana	2	188,352	0.06

Total:	**1,495**	**$293,827,344**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,331	$270,767,082	92.15%
Investment	140	19,822,600	6.75
Second Home	24	3,237,662	1.10
Total:	**1,495**	**$293,827,344**	**100.00%**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Documentation	829	$148,904,033	50.68%
Stated Income Documentation	584	125,571,091	42.74
Full/Alt	82	19,352,220	6.59
Total:	**1,495**	**$293,827,344**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	808	$152,538,542	51.91%
Refinance - Cashout	503	103,559,882	35.25
Refinance - Rate Term	184	37,728,920	12.84
Total:	**1,495**	**$293,827,344**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	930	$170,506,607	58.03%
PUD	297	68,728,868	23.39
2-4 Family	174	41,707,756	14.19
Condo	92	12,703,522	4.32
Modular Home	2	180,591	0.06
Total:	**1,495**	**$293,827,344**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	483	$102,184,465	34.78%
12	273	58,286,847	19.84
24	48	8,228,446	2.80
36	245	32,913,882	11.20
42	2	550,546	0.19
60	444	91,663,158	31.20
Total:	**1,495**	**$293,827,344**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading

Eric Londa	212-250-2669
Steven Katz	212-250-3116
Mark Ginsberg	212-250-2669

MBS Banking

Kumarjit Bhattacharyya	212-250-2589
Cathy Oh	212-250-4132

MBS Structuring

David Haynie	212-250-4519
Rebekah Berry	212-250-0795